SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
                   ------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                   ------------------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, international: + 011-41-1-317-7111
                                                     -------------------



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                              ---                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Notice of ABB Ltd (the "Company") dated April 25, 2003 to investors, analysts and journalists in connection with the Company's 2002 annual report.

Invitation

Zurich, April 25, 2003

Conference call on ABB's 2002 annual report

Dear investors, analysts, journalists:

ABB today published its 2002 annual report (available on www.abb.com), in line with updated guidelines for Swiss-listed companies and for companies reporting under U.S. Generally Accepted Accounting Principles (US GAAP). The report contains considerable additional information compared to previous years.

Please also note that some of the figures in the report vary from the unaudited results published in the year-end press release on February 27, although the differences are not significant in the view of the company.

Peter Voser, ABB's chief financial officer, will host a telephone conference this morning, April 25 at 0900h Central European Time to explain the variations and elaborate on the additional transparency.

You are invited to take part in the call by dialling the following numbers (no PIN required):

+41 91 610 5600 (Europe) or
+1 412 858 4600 (U.S./Canada)

An audio playback of the call will be available for 96 hours commencing one hour after the end of the call. You can access the playback by dialling the following numbers (PIN 543)

+41 91 612 4330 (Europe) or
+1 412 858 1440 (U.S./Canada)

ABB will also publish a short presentation on its Web site
(www.abb.com/investorrelations) after the call.

We hope you will be able to join us.


For more information, please contact:
Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com

                                SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABB LTD

Date:  April 28, 2003                        By:       /s/  Beat Hess
                                                --------------------------------
                                                Name:  Beat Hess
                                                Title: Group Senior Officer



                                             By:        /s/ Hans Enhorning
                                                --------------------------------
                                                Name:  Hans Enhorning
                                                Title: Group Vice President